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SEC 1815
(11-2002)
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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of **November, 2005**

Commission File Number **28980**

ROYAL STANDARD MINERALS INC.
(Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...**X**..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..**X**...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Royal Standard Minerals Inc.
(Registrant)
By:**\s\ Roland M. Larsen**
(Signature)*
President & CEO


Date: **November 4, 2005**

* Print the name and title of the signing officer under his signature.

ROYAL STANDARD MINERALS INC.

C.U.S.I.P. # 780919106

LISTED: STANDARD & POORS

TSX.V:RSM

OTCBB:RYSMF

RSM OPTIONS LAND PACKAGE ADJOINING ITS GOLDWEDGE MINE

<u>*FOR IMMEDIATE RELEASE*</u>

SPARKS, NEVADA, NOVEMBER 3, 2005 ROYAL STANDARD MINERALS INC. ("RSM")
RSM is pleased to announce that it has entered into a 5-year purchase option agreement with a private individual for all of his patented and unpatented mining claims in the Manhattan Mining District located in Nye County, Nevada. The land package totals approximately 1600acres (4 patented, 700 unpatented claims). This property position adjoins RSM's Goldwedge Mine. The land package includes a number of exploration targets which are of interest to the company. In addition RSM's option includes the Dixie Comstock claim group located in Churchill County, Nevada. The Dixie Comstock is a 1500acre property containing an epithermal gold system that has been explored by a number of major mining companies over the past 20 years. It is considered to be an attractive advanced exploration project. The Company is currently engaged in the completion of a 43-101 property report. Annual option payments of $48,000 are to be applied to a total purchase price of $600,000 – there are no royalties.

In addition, RSM has signed an Exploration and Option Agreement with Metallic Ventures to explore the Mustang Canyon Project in Esmeralda County, Nevada.

The agreement gives Royal Standard the exclusive option to acquire 50% interest in the Mustang Canyon Project by spending $20,000 per year in exploration expenditures with the objective to identify a measured resource by June 30, 2010. Upon identification of a measured resource and completion of a 43-101 report, Royal Standard will earn a 50% interest in the project.

Royal Standard may terminate the Agreement at any time after spending the initial $20,000 by providing 30 days written notice to Metallic. When RSM has exercised its option to acquire a 50% interest in the project, Metallic and RSM will establish a Joint Venture in respect to the project, on a 50/50 basis. Further expenditures on the Mustang Canyon Project will then be made by the Joint Venture. RSM will be the operator of the JV as long as it has at least a 50% interest in the JV.

Royal Standard Minerals Inc. is a Nevada gold-silver exploration and development company with 7 projects distributed within central and northern Nevada. The Company's most advanced project is the Goldwedge Project located in Nye County, Nevada.

The TSX Venture Exchange does not accept responsibility for adequacy or accuracy of this release as per Exchange Policy 3.3 section 6.5.

For more information

Please call Roland Larsen, Qualified Person (NI-43-101) @ (775) 487-2454 or FAX @ (775) 487-2454
Visit our website at Royal-Standard.com